UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

Term Loan Facilities

On January 11, 2022 (the “Closing Date”), Nam Tai Property Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into unsecured delayed-draw term loans, evidenced by promissory notes, with IAT Insurance Group, Inc. (“IAT”) and IsZo Capital LP (“IsZo”).

The promissory note entered into between the Company and IAT (the “IAT Note”) provides for a loan in an initial aggregate principal amount of up to $15.0 million, which amount may be increased by an additional $10.0 million with the consent of IAT and the Company. The promissory note entered into between the Company and IsZo (the “IsZo Note” and together with the IAT Note, the “Notes”) provides for a loan in an initial aggregate principal amount of up to $5.0 million, which amount may be increased by an additional $10.0 million with the consent of IsZo and the Company.

Each Note accrues interest at a rate of 10% per annum, to be paid in-kind quarterly by increasing the then outstanding principal balance. The Notes will mature on January 11, 2024 but may be prepaid, in whole or in part, at the option of the Company. Upon repayment of the outstanding principal under each Note (or any portion thereof), commencing six months after the initial funding, the Company is required to pay an additional rate on the principal amount being repaid, ranging from 1.5% to 6% with the rate increasing on later repayment dates.

Pursuant to the terms of the Notes, an event of default will occur upon, among other things, failure to make payments on the Notes when due, use of proceeds of the Notes not in accordance with the Notes, or commencing of certain bankruptcy or insolvency proceedings.

On the Closing Date, $3.75 million was funded under the IAT Note and $1.25 million was funded under the IsZo Note.

The IAT Note and the IsZo Note are attached hereto as exhibits and are incorporated herein by reference. The foregoing descriptions of the IAT Note and the IsZo Note are qualified in their entirety by reference to the IAT Note and the IsZo Note, respectively.

Press Release

On January 11, 2022 the Company issued a press release which provided a series of corporate updates in an open letter to shareholders.

Exhibit No.	Description

99.1	Promissory Note, Dated January 11, 2022, by and between the Company and IAT Insurance Group, Inc.

99.2	Promissory Note, Dated January 11, 2022, by and between the Company and IsZo Capital LP

99.3	Press release, dated January 11, 2022, issued by the Company

99.4	Press release, dated January 11, 2022, issued by the Company (Chinese translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2022

NAM TAI PROPERTY INC.

By:	/s/ Steven Parker
Name:	Steven Parker
Title:	Interim Chief Financial Officer and Authorized Signatory